FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 17, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 17 March 2006

Lihir Gold Limited	All communications to:
A.R.B.N. 069 803 998	Computershare Investor Services Pty Limited
Incorporated in Papua New Guinea	Australia: GPO Box 523, Brisbane, Old 4001
Registered Office	Telephone: 1300 552 270 or +61 3 9415 4000
Level 7, Pacific Place	Facsimile: (07) 3237 2152
Cnr Champion Parade & Musgrave Street	Papua New Guinea:
Port Moresby	c/- Kina Securities
Papua New Guinea	PO Box 1141, Port Moresby PNG
Telephone: (+675) 308 3888
Facsimile: (+675) 308 3899
NOTICE OF 2006 ANNUAL GENERAL MEETING
The 2006 Annual General Meeting of Lihir Gold Limited will be held as follows:

Date:	Monday 24 April 2006
Time:	9.00 a.m.
Venue:	Ballrooms 1 & 2
Crowne Plaza Hotel
Corner Hunter and Douglas Streets
Port Moresby
Papua New Guinea
Ordinary Business
1	Financial Statements and Reports

To receive and consider the financial statements and the reports of the directors and auditor in respect of the year ended 31 December 2005.

Re-election of Directors

To consider, and if thought fit, pass ordinary resolutions re-electing the following directors of the Company:

2	Mr Bruce Brook, who was appointed a director since the last Annual General Meeting, retires in accordance with rule 15.6 of the Company’s constitution and, being eligible, offers himself for re-election.

3	Dr Ross Garnaut, who retires by rotation in accordance with rule 15.3 of the Company’s constitution and, being eligible, offers himself for re-election.

4	Mr John O’Reilly, who retires by rotation in accordance with rule 15.3 of the Company’s constitution and, being eligible, offers himself for re-election.

5	Re-appointment of the Auditor

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That the Company’s auditor, PricewaterhouseCoopers, be re-appointed to hold office as the Company’s auditor from the conclusion of this meeting until the conclusion of the Company’s next annual general meeting, and to audit the financial statements of the Company and Group financial statements during that period.”

Special Business
6	Approval of Lihir Senior Executive Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That the Lihir Senior Executive Share Plan, including the issue of securities under the Plan, be approved.”
7	Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That approval be given to the grant of 225,733 share rights under the Lihir Senior Executive Share Plan to, and the acquisition of any shares pursuant to such rights by, the Managing Director, Mr Arthur Hood, as described in the Explanatory Notes accompanying this Notice of Annual General Meeting.”
Voting exclusion statement

The Company’s Managing Director, Mr Hood is the only director who is eligible to participate in the Lihir Senior Executive Share Plan. The Company will disregard any votes cast on the resolutions proposed as items 6 and 7 by Mr Hood and any associate of Mr Hood. However, the Company need not disregard such a vote if it is cast by Mr Hood or his associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form.

8	Increase to the Aggregate Fee Limit for Non-Executive Directors

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That maximum aggregate of remuneration which may be paid out of the funds of the Company to all non-executive directors for their services to the Company in any year be increased from US$300,000 to US$750,000 with effect from 1 January 2006.”
Voting exclusion statement

The Company will disregard any votes cast on item 8 by any Director or any of their associates, unless:

•	The vote is cast by the Director or their associate as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form; or

•	The vote is cast by the Chairman of the meeting as proxy for a member who is entitled to vote, in accordance with a direction on the proxy appointment form to vote as the proxy decides.
By order of the Board
M A Laurie
Company Secretary
6 March 2006
2  Lihir Gold Notice of 2006 Annual General Meeting

Voting Information
1	For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 9.00 a.m. (Brisbane and Port Moresby time) on Saturday, 22 April 2006. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2	A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate.

3	A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy and the power of attorney, if any, under which it is executed or an office copy or notarially certified copy of the power of attorney (or, in the case of a representative of a body corporate, an instrument of appointment executed under the common seal of the body corporate and, if it is executed by an attorney, the relevant power of attorney or an office copy or notarially certified copy of the power executed under the common seal of the body corporate, or other evidence satisfactory to the Directors) must be received by the Company at least 48 hours before the meeting.

•	Papua New Guinea shareholders should send documents to the Port Moresby agents of Computershare Investor Services Pty Limited at Kina Securities, Level 2 Deloitte Tower, Douglas Street (PO Box 1141), Port Moresby, or by facsimile to 308 3899; and

•	All other shareholders should send the documents to the Brisbane office of Computershare Investor Services Pty Limited at Level 19, 307 Queen Street (GPO Box 523), Brisbane, Queensland 4000, Australia or by facsimile to (07) 3237 2152 (+61 7 3237 2152 International).

4	A shareholder who is entitled to cast two or more votes is entitled to appoint up to two proxies. Where two proxies are appointed, the appointments will not be effective unless each proxy is appointed to represent a specified portion of a shareholder’s voting rights. Where two proxies are appointed, or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from Computershare Investor Services Pty Limited.

5	Please refer to other notes appearing on the enclosed form of proxy.
EXPLANATORY NOTES TO SHAREHOLDERS
Ordinary Business
Resolution 1 — Financial Statements and Reports
The Company’s financial statements for the year ended 31 December 2005, and the report of the Company’s directors and auditors thereon, will be put to the meeting for consideration.
There is no requirement for shareholders to approve those reports. However, the Chairman will afford a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the independent audit report.
The 2005 Lihir Gold Annual Report has been made available to shareholders and can be found on the Company’s website (www.lihir.com.pg).
Resolutions 2, 3 and 4 — Election of Directors
Mr Bruce Brook was appointed on 4 December 2005 by the Board as an additional director under rule 15.6 of the Company’s constitution. He is required to retire, having been appointed since the last Annual General Meeting. Mr Brook offers himself for re-election.
Dr Ross Garnaut and Mr John O’Reilly retire by rotation and offer themselves for re-election. The experience, qualifications, competencies and other information about the candidates appear below.
Mr Bruce Brook   BCom, BAcc, FCA, MAICD, age 50
Mr Bruce Brook was appointed to the Board of Lihir Gold Limited on 4 December 2005 and is Chairman of the Audit Committee.
Mr Brook is a Chartered Accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields of South Africa, Rio Tinto, Pacific Dunlop, ANZ Banking Group and, most recently, WMC Limited where he was Chief Financial Officer until that company was taken over in mid-2005.
Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He was recently appointed as a part time member of the Australian Government’s Financial Reporting Council.
Mr Brook is also a non-executive director of Consolidated Minerals Limited (since November 2005), an Australian listed diversified mining company.
The other directors recommend that shareholders vote in favour of Mr Brook’s re-election.
    People | Results | Growth 3

Dr Ross Garnaut AO BA, PhD, age 59
Dr Garnaut was appointed Chairman of the Board in 1995. He is presently also Chairman of the Board’s Remuneration & Nomination committee, and a member of its Audit and Environmental & Lihir Impact committees.
Dr Garnaut is an economist whose career has been built around work on development in the Asia Pacific region. He has been Chairman of Lihir Gold Limited since its formation in April 1995, and has led the company through its recent transition to independent management. He was the head of the financial and economic policy division of Papua New Guinea’s Department of Finance in the years straddling Independence in the 1970s, and his continuing Papua New Guinea engagements include as Chairman of Papua New Guinea Sustainable Development Programme Limited (since May 2002) and a director of Ok Tedi Mining Limited (since May 2004).
He is a longstanding Professor of Economics in the Research School of Pacific and Asian Studies at The Australian National University, in which he retains a part-time research chair. Amongst many senior corporate and Government roles, he has been Chairman of the Bank of Western Australia Limited (1988 to 1995) and of the Primary Industry Bank of Australia (1989 to 1994). He was Australia’s Ambassador to China between 1985 and 1988.
The other directors recommend that shareholders vote in favour of Dr Garnaut’s re-election.
Mr John O’Reilly   MSc, DIC, Bsc(Eng) ARSM, FIMMM, age 60
Mr John O’Reilly was the first Managing Director of Lihir Gold Limited, holding that position from the company’s formation in 1995 until 1998. Other than during a short period between November 2002 and March 2003, Mr O’Reilly has been a director of Lihir Gold as a nominee of the Rio Tinto Group between 1998 and December 2005 when Rio Tinto disposed of its interest in the company. During the bulk of this same period, Mr O’Reilly was also a director of Lihir Management Company Limited, the Rio Tinto subsidiary contracted to manage Lihir Gold’s operations and corporate affairs. This executive role ceased in October 2005 with the termination of that management arrangement and the sale of Lihir Management Company Limited to Lihir Gold.
Since December 2005, Mr O’Reilly has held an independent, non-executive position on the Board. Mr O’Reilly has had a long and distinguished career in the mining industry, spanning 38 years. Over the past 19 years, he has worked in a variety of roles with Rio Tinto. Most recently, he was Head of Technology after having previously been Head of Gold and Other Minerals. Prior to joining Rio Tinto, Mr O’Reilly held senior operating positions with mining companies in Oman, Iran, Botswana and Zambia. He was President of the Minerals Industry Research Organisation in the United Kingdom from 2002 to 2006.
Mr O’Reilly is also a director of AuSelect Limited (since September 2003), Lion Selection Group Limited (since May 2001) and Indophil Resources NL (since April 2005). Mr O’Reilly is currently a member of the Board’s Environmental & Lihir Impact, and Safety & Technical committees.
The other directors recommend that shareholders vote in favour of Mr O’Reilly’s re-election.
Resolution 5 — Re-appointment of Auditor
The resolution to re-appoint the Company’s auditor, PricewaterhouseCoopers, to hold office from the conclusion of this meeting until the conclusion of the Company’s next annual meeting, is formally put to shareholders in accordance with section 190(1) of the Companies Act 1997.
The Board recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers.
Special Business
Resolution 6 — Introduction of the Lihir Senior Executive Share Plan
Introduction
Since concluding the former management arrangements for the Company with the Rio Tinto Group in October 2005, the Board has worked on establishing an independent management team and a new corporate strategy. This has seen the appointment of Mr Arthur Hood as Chief Executive Officer in October 2005, as well as the appointment of other senior management personnel.
As part of the new strategy, the Board has determined to introduce a Lihir Senior Executive Share Plan (the Plan) which has been designed to attract, motivate and retain executives and to align the creation of long term value for shareholders in the Company with rewards to senior executives.
As shares are listed on both the Australian Stock Exchange (ASX) and the Port Moresby Stock Exchange (POMSoX), the Company and the Plan are subject to the Listing Rules of both Exchanges. In many respects, the Listing Rules are the same.
Under the ASX Corporate Governance Council’s Best Practice Recommendations, it is recommended that grants of equity-based remuneration to executives be made in accordance with a plan approved by shareholders. The Company wishes to follow this recommendation.
Furthermore (although less significantly), Listing Rule 7.1 (ASX and POMSoX) prohibits the Company from issuing equity securities which in aggregate exceed 15% of its fully-paid ordinary share capital in any 12 month period. Exception 9 of Listing Rule 7.2 provides that Listing Rule 7.1 does not apply in respect of the issue of securities by the Company under an employee incentive scheme if the scheme has been approved by shareholders within 3 years from the date of issue of the relevant securities. Shareholder approval is therefore sought for the introduction of the Lihir Senior Executive Share Plan.
4 Lihir Gold Notice of 2006 Annual General Meeting

Summary of the Plan
In summary, it is proposed that the Plan will operate as follows:
Invitation to participate
(a)	The Board will have the discretion to invite executives to participate in the Plan. It is the intention of the Board that invitations to participate in the Plan will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and to returns to shareholders.

(b)	An invitation to participate will be an offer to be granted or awarded a specified number of share rights. A share right is a right to be provided with an ordinary share in the capital of the Company, subject to the terms of the share right. No amount will be payable by an executive to be granted share rights. Share rights cannot be transferred and will not be quoted on any stock exchange.
Performance hurdles
(c)	For each grant of share rights, the Board will set performance hurdles that must be satisfied before the share rights will vest (i.e. before the executive can exercise the right). Generally, they will be performance hurdles set by reference to external measures (e.g. the Company’s performance in comparison to external benchmarks) or internal measures (e.g. the achievement of strategic and operational goals consistent with the duties and responsibilities of the executives concerned) or a combination of both. An example of the types of performance hurdles to be employed (in this case for the Managing Director) is set out in the explanatory notes relating to item 7. The Plan will provide that testing of the performance hurdles will occur by reference to a date (“testing date”) not earlier than 12 months after the effective date of grant of the share rights.

(d)	The Board will also be responsible for determining whether performance conditions for particular share rights have been achieved. Whether some or all of the rights awarded to an executive vest will depend upon the extent to which the performance hurdles have been met. Rights will only be tested against the applicable performance conditions or hurdles once. To the extent performance hurdles are not met, share rights will lapse. There will be a specified time period within which vested share rights must be exercised. All share rights will lapse if they are not exercised within 10 years of their effective date of grant.
Exercise of share rights
(e)	If a share right vests, and an executive exercises that right, the Company will be obliged to provide the executive with a fully paid ordinary share, by either procuring the transfer of a share to the executive or issuing a new share. In the case of a transfer, the shares will be purchased on-market and the Company will fund the acquisition of the shares for the executive. The Board’s policy is for shares to be purchased on-market rather than to be newly issued, and the Board intends to do this wherever possible having regard to tax and other relevant considerations. No amount will be payable by executives to exercise their share rights. The Plan does not involve loans being made to any participant.
(f)	Shares provided to executives upon exercise of share rights will rank equally with all other fully paid ordinary shares in the Company then on issue. If not already quoted, the Company will seek quotation of them on relevant stock exchanges. The executives will be entitled to all dividends and to exercise all voting rights attaching to the shares provided to them (including while they are restricted shares - see (g) below).

(g)	The Board will have a discretion to impose restrictions on shares acquired by an executive upon exercise of share rights. It is intended that executives will be required to hold shares provided upon the exercise of share rights for a minimum of 3 years after the end of the relevant performance year (shares which are subject to this restriction on disposal are referred to below as “restricted shares”). The Board may require that restricted shares be held by a trustee nominated by the Company for the executive while they are subject to restrictions.

(h)	The Plan will prohibit participants from hedging risk associated with holding unvested share rights or restricted shares.
Cessation of employment
(i)	The Plan will include provisions for dealing with share rights and restricted shares in the event of an executive ceasing employment. Broadly speaking, subject to the discretion of the Board to determine otherwise in any particular case, it is proposed that the Plan will provide as follows:
(i)	If an executive ceases to be employed more than 6 months after the effective date of grant of share rights but before the testing date (that is, before the share rights have vested) other than because of voluntary resignation or misconduct, then the Board may in its discretion determine that the executive may retain his or her unvested share rights or that those unvested rights are to lapse. (If the Board does not make any determination, the unvested share rights will automatically lapse.) If the Board determines that the executive may retain the unvested share rights, then unless the Board determines otherwise, the performance hurdles will be tested by reference to the testing date (being the testing date originally specified in the invitation) and the maximum number of share rights which may vest will be determined pro rata based on the proportion of the performance period for which the executive was employed.
    People | Results | Growth 5

(ii)	If an executive ceases to be employed within 6 months after the effective date of grant of share rights, his or her share rights will automatically lapse.

(iii)	If an executive ceases to be employed after share rights have vested, other than because of voluntary resignation or misconduct, then the Board may in its discretion determine that the executive may exercise his or her share rights within the next 90 days or may determine that the rights lapse. (If the Board does not make any determination, the share rights will automatically lapse.) If able to be exercised and the rights are not exercised within that 90 period, then unless the period is extended by the Board, the executive’s share rights will lapse.

(iv)	If an executive ceases to be employed while holding shares that are restricted shares, other than because of voluntary resignation or misconduct, then the Board may in its discretion determine that the executive may retain his or her shares, in which case they will no longer be restricted shares, or that the interest in the restricted shares is to be forfeited. Unless the Board exercises its discretion to the contrary, the executive will automatically forfeit his or her interest in the restricted shares.

(v)	If an executive ceases to be employed because of voluntary resignation or misconduct, all share rights (unvested and vested) will automatically lapse and the executive forfeits his or her interest in all restricted shares.
(j)	In the event that shares are forfeited, it is intended that the shares may be provided to other executives who exercise vested share rights, or sold on-market with the proceeds of sale to be paid to the Company or invested for future acquisitions of shares in the Company for provision to executives under the Plan, or otherwise dealt with as the Board decides.
Change of control
(k)	The Board will have a discretion to cause share rights to vest early if one of the following “control events” occurs:
(i)	as a result of a takeover bid a person (either alone or with associates) becomes legally or beneficially entitled to more than 50% of the issued ordinary shares in the Company;

(ii)	a scheme of arrangement or other merger is approved by shareholders which, if implemented, will involve more than 50% of the issued ordinary shares in the Company being held by one person (either alone or with associates); or

(iii)	the Company’s shareholders pass a resolution for it to be wound up, or a court orders the Company to be wound up.
Other terms
(l)	If the Company is not permitted by law or applicable listing rules to provide shares to the executive upon exercise, the Company may “cash out” the share rights. For this purpose the cash out sum will calculated by reference to the volume weighted average sale price of all Lihir shares hold on the Australian Stock Exchange over the one month period ending on the day before payment.

(m)	Provisions will be included for adjustments in the event of certain capital reconstructions of the Company, in accordance with the requirements of the applicable listing rules. Share rights will not entitle the holder to participate in rights issues or bonus issues (without first exercising their rights).

(n)	The Board will have the power to amend the rules of the Plan, subject to any applicable requirements of the Company’s constitution, the Listing Rules and the law.

(o)	The Board has responsibility for the administration of the Plan, with the Board’s Remuneration and Nomination Committee responsible for determining individual awards made under the Plan. The Plan will include a general power for the Board to delegate its powers and discretions.
Recommendation
The Board (other than the Managing Director, who is the only director eligible to participate in the Plan) recommends that shareholders vote in favour of the resolution proposed in item 6 of the business of the Meeting.
Resolution 7 — Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan
Introduction
Shareholder approval is sought for the allocation of share rights under the Lihir Senior Executive Share Plan (which is summarised in the explanatory notes for Resolution 6) to Mr Arthur Hood, the Company’s Managing Director and Chief Executive Officer.
It is proposed that share rights be awarded to Mr Hood in order to ensure that he is provided with a mix of short term and long term remuneration, and also that a significant proportion of his remuneration is subject to achieving challenging performance targets aligned with shareholders’ interests. The performance conditions applicable to the share rights to be granted to Mr Hood have been designed to ensure that he is only rewarded where the benefits delivered to shareholders, through his contributions to the long term value of the Company, justify him being rewarded.
Further, the terms of the grant of the share rights to Mr Hood will require that he hold any shares acquired by him upon exercise of vested share rights for a minimum of 3 years after the end of the relevant performance year.
6 Lihir Gold Notice of 2006 Annual General Meeting

The Board is of the view that the proposed grant of share rights, together with the performance hurdles and restriction on disposal, will provide Mr Hood with appropriate long-term performance and retention incentives, aligned with the longer term interests of shareholders.
Mr Hood’s employment contract provides for an award of share rights with effect on each anniversary of the date of his appointment as Managing Director and Chief Executive Officer, subject to shareholder approval. Separate approvals will be sought each year, in accordance with the Listing Rules.
It is proposed that this year Mr Hood be granted 225,733 share rights under the Plan. This number has been calculated in accordance with Mr Hood’s employment contract. It represents the maximum number of shares that would be provided to Mr Hood in the event of optimum performance against all performance conditions.
Date of grant
If approved by shareholders, Mr Hood will be awarded the share rights as soon as practicable after the date of the Annual General Meeting. In accordance with the Listing Rules, the share rights will be awarded no later than 12 months after the date of the Annual General Meeting.
Performance conditions
The testing date for the share rights to be granted to Mr Hood will be the first anniversary of the effective date of grant of the rights. For this grant, the effective date of grant is the date of announcement of Mr Hood’s appointment as Managing Director and Chief Executive Officer, namely 16 September 2005. Accordingly, the performance period will be the one-year period commencing on 16 September 2005.
The share rights will be granted in four separate tranches, each having a separate performance condition. The performance condition for each tranche will be as follows:
Tranche 1 — 20% of the award will be subject to the Strategic Performance Condition
This performance condition will be assessed by the Board against the Company’s performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification.
Tranche 2 — 20% of the award will be subject to the NPV Performance Condition
This performance condition will be assessed by the Board against changes in the net present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.
Tranche 3 — 30% of the award will be subject to the Comparator TSR Performance Condition

This performance condition will be assessed by the Board against the performance of the:	If the Company’s annual TSR when compared with the Comparator Groups’ annual TSR:
• Company’s “total shareholder return” over the performance period against announcement date VWAP (expressed as a percentage); and	• is greater by 10% or more, all of the rights subject to this condition will vest;
• average “total shareholder return” of the Comparator Group over the performance period against the Comparator Group’s VWAP on the announcement date (expressed as a percentage).	• does not exceed the Comparator Group’s, no rights subject to this condition will vest; or
• is greater by less than 10%; a straight-line calculated proportion of the rights subject to this condition will vest.
Tranche 4 — 30 % of the award will be subject to the TSR Growth Performance Condition

     Whether or not this performance condition is met will depend on the extent to which the Company’s “total shareholder return” increases over the performance period compared to the “announcement date VWAP” (expressed as a percentage).
If the Company’s TSR over the performance period increases by: • 15% or more, Mr Hood will be entitled to all of the TSR growth shares;
• 5% or less, Mr Hood will not be entitled to any TSR growth shares; or
• more than 5% but less than 15%, Mr Hood will be entitled to a pro rated number of TSR growth shares calculated on a straight line basis.
People | Results | Growth 7

For the purpose of the above table “the announcement date VWAP” is the volume weighted average sale price of all ordinary shares in the Company sold on the Australian Stock Exchange over the 20 trading days up to but excluding the date of announcement of Mr Hood’s appointment as Managing Director and Chief Executive Officer.
The Comparator Group will initially comprise Newmont, Barrick, Newcrest, AngloGold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus. The performance of the Comparator Group will be calculated using a simple unweighted average. The Board can adjust the composition of the Comparator Group and the way its performance is calculated if the composition of the group changes materially. “Total shareholder return” is, broadly, share price growth and dividends reinvested, excluding the impact of franking credits and taxation.
In relation to future grants of share rights to Mr Hood, it is proposed that similar performance conditions will apply except that, for Tranches 3 and 4, the references to “total shareholder return” will be changed to references to “average annual total shareholder return” and the performance period will commence on the date of Mr Hood’s appointment (16 September 2005) and end on the testing date (which will be the anniversary of the effective date of grant of the relevant share rights).
Rights will only be tested against the applicable performance conditions once (as at the testing date). There will be no further testing of rights after the initial testing.
Restriction on disposal
As noted above, Mr Hood will be required to undertake in favour of the Company not to sell, encumber or otherwise dispose of shares acquired upon exercise of share rights before the third anniversary of the end of the performance period. Should Mr Hood’s employment with the Company cease before the end of that restriction period, Mr Hood may be liable to forfeit his shares, as described in paragraph (i) of the Explanatory Notes for Resolution 6.
Lihir Senior Executive Share Plan applies
Subject to the above, the share rights will be governed by the rules of the Plan. A summary of the Plan, as proposed, is set out in the Explanatory Notes for Resolution 6.
Other information
In accordance with the Listing Rules (ASX and POMSoX), the following additional information is provided:
•	225,733 is the maximum number of share rights that may be granted to Mr Hood pursuant to the approval sought;

•	Mr Hood is the only director entitled to participate in the Plan, and as the Plan is being introduced for the first time in 2006, no director has previously participated under the Plan;

•	No amount will be payable by Mr Hood to acquire the share rights or upon exercise of share rights; and

•	The Plan does not involve loans being made to Mr Hood or any other person.
Recommendation
The Board (other than the Managing Director in view of his personal interest) recommends that shareholders vote in favour of the resolution proposed in item 7 of the business of the Meeting.
Resolution 8 — Increase to the Aggregate Fee Limit for Non-Executive Directors
Under the Company’s constitution and the Listing Rules of the Australian and Port Moresby Stock Exchanges, the fees payable to Non-Executive Directors for their services as directors are determined by the Board within a maximum aggregate limit approved by shareholders.
The present maximum of US$300,000 per annum was approved by shareholders at the 1996 Annual General Meeting, held shortly after the Company’s initial public offering and listing. No increase in the aggregate fee limit has been put to shareholders since that time. In 1996, the Company had three Non-Executive independent Directors (out of a total of 11 Board members), with the remainder either being executive or nominated by the Company’s then major shareholders.
The Board is now comprised of six Non-Executive, independent Directors and one Executive Director (the Managing Director).
During 2005, independent, Non-Executive Directors were each paid an annual Board fee of AU$60,000. The Chairman was paid AU$166,238. Two directors, Mr Brook and Mr O’Reilly, were only paid Board fees for December. At current exchange rates, the 1996 approved aggregate fee limit would not be sufficient to meet established Board fee levels.
Lihir Gold undertook a major review in 2005 of the fees paid to Non-Executive Directors, employing the services of a noted independent remuneration advisory firm for this purpose. The purpose of the review was to ensure that the fees paid by the Company are competitive and allow it to attract and retain motivated and talented directors.
The review included consideration of fees paid to Non-Executive Directors of comparable listed companies. As a result of this review, and subject to passage by shareholders of this resolution to increase the aggregate fee limit, the Board has determined to increase the level of Board fees payable to Non-Executive Directors to US$70,000 per annum, and to increase the fees payable to the Chairman to US$210,000 per annum, in order to be competitive with its peers.
Directors do not receive additional fees for Board committee work, do not receive superannuation contributions and have no entitlement to retirement benefits. Executive Directors do not receive directors’ fees in addition to their salaries.
For the purposes of rule 16 of the Company’s constitution and ASX and POMSoX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount able to be paid as remuneration to Non-Executive Directors from US$300,000 to US$750,000 per annum.
The maximum amount of Non-Executive Directors’ remuneration will not all be used immediately. The proportion remaining unused at present will provide the Board with ability over time to increase Non-Executive Directors’ fees in line with market conditions, in order that the Company can continue to attract high quality directors, and if appropriate, modestly increase its number of Board members.
8 Lihir Gold Notice of 2006 Annual General Meeting